December 9, 2010

Via EDGAR

Division of Corporation Finance
US Securities and Exchange Commission
Washington, DC 20549
Attention: Michael Seaman, Esq

Re           Consumer Portfolio Services, Inc.

Amendment Five to Registration Statement on Form S-1
Filed December 9, 2010
File number 333-168976

Ladies and gentlemen

We have today filed an amendment number five (the “Amendment”) to the registration statement identified above (the “Registration Statement”). In the Amendment, we have responded to each of the comments furnished to us by the Division of Corporation Finance by letter dated December 8, 2010.

We provide below our responses to those comments, and reproduce the comments for ease of reference.

Prospectus Cover Page

1. Based on telephone conversations with Mark Creatura and Mark Harris, it is our understanding that you intend for this registration statement to cover the issuance of new renewable unsecured subordinated notes, the renewals of such notes and the renewal of already outstanding renewable unsecured subordinated notes. Please revise to clarify what transactions you intend to register.

We have revised the first paragraph of the cover page of the prospectus to state explicitly that we are offering the renewable subordinated notes for cash and also as renewals of outstanding or to be issued notes, in the aggregate principal amount of not more than $44 million, inclusive of renewals.

Risk Factors

We May Have Rescission Liability in Connection with Sales of Our Renewable Unsecured
Subordinated Notes to Certain Purchasers, page 12

2. We note the rescission liability of $5.1 million disclosed here and on page 20. However, this amount seems inconsistent with your response to comment 4 in our letter dated October 28, 2010. Please advise or revise. In addition, please revise to reflect the liability as of the date of your next amendment.

We have revised the amount of the contingent rescission risk, both on page 13 and on page 20.  The newly computed figure includes both of the following:

(i)           notes sold for cash within 12 months prior to filing of the amendment (all of these were sold prior to August 2010); and

(ii)           notes renewed within 12 months prior to filing of the amendment, regardless of the initial date of issuance of such renewed notes.

We advise supplementally that we have included in the scope of clause (ii) renewals subsequent to our cessation of cash sales, as to which we believe there may be no sale, and as to which an exemption under subdivision (a)(9) of section 3 of the Securities Act may be available.   In particular, we have included within clause (ii) a single renewal of one $4 million note, as of December 3, 2010.

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We confirm our understanding that the company and its management are responsible for the accuracy and adequacy of the disclosures included in the Registration Statement.

We plan to request acceleration of the effectiveness of the Registration Statement as soon as such a request can reasonably be accommodated.

Very truly yours

CONSUMER PORTFOLIO SERVICES, INC.

By: /s/ Mark Creatura